________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 37
                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                                CHERYL D. HODGES
                      SENIOR VICE PRESIDENT AND SECRETARY

                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

           Transaction Valuation*                          Amount of Filing Fee

                $144,283,651                                    $13,274.10

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,523,502 shares of the class A common stock, par value $0.01, of NCS Healthcare, Inc., a Delaware corporation (the 'Company'), representing all of the issued and outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.),
(ii) 5,193,307 shares of the class B common stock, par value $0.01, of the Company, representing all of the issued and outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,363.37      Filing party: Omnicare, Inc.
Form or Registration No.: SC TO         Date Filed: August 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

    This Amendment No. 37 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the 'Commission') on August 8, 2002 (the 'Schedule TO') by Omnicare, Inc., a Delaware corporation ('Omnicare'), and NCS Acquisition Corp., a Delaware corporation ('Purchaser') and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the issued and outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc., a Delaware corporation (the 'Company'), at a price of $5.50 per share, net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the 'Offer to Purchase'), as amended and supplemented by the Supplement to the Offer to Purchase, dated December 23, 2002 (the 'Supplement'), and in the related revised Letter of Transmittal (the 'Letter of Transmittal' which, together with the Offer to Purchase and the Supplement, as hereby or hereafter amended or supplemented from time to time, constitute the 'Offer'). Copies of the Offer to Purchase, the Supplement and the related revised Letter of Transmittal are attached as Exhibits (a)(1)(A), (a)(1)(HHH) and (a)(1)(III), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

                         Items 1 through 9, and Item 11

    The information in the Supplement to the Offer to Purchase dated December 23, 2002 and the related revised Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(HHH) and (a)(1)(III) hereto, respectively, are incorporated herein by reference in answer to items 1 through 9, and Item 11 in this Tender Offer Statement on Schedule TO.

                       Item 4. Terms of the Transaction.

    On December 23, 2002, Omnicare issued a press release announcing the amendment of the Offer on the terms set forth in the Supplement pursuant to the Agreement and Plan of Merger, dated as of December 17, 2002, by and among Omnicare, Purchaser and the Company, the full text of which is filed as Exhibit
(a)(1)(NNN) hereto and is incorporated herein by reference.

                               Item 12. Exhibits.

    Item 12 is hereby amended and supplemented with the following information:

    Exhibit (a)(1)(HHH) Supplement to the Offer to Purchase dated December 23, 2002.

    Exhibit (a)(1)(III) Revised Letter of Transmittal.

    Exhibit (a)(1)(JJJ) Revised Notice of Guaranteed Delivery.

    Exhibit (a)(1)(KKK) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    Exhibit (a)(1)(LLL) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    Exhibit (a)(1)(MMM) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    Exhibit (a)(1)(NNN) Press Release issued by Omnicare, Inc. on December 23, 2002.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2002

                                          OMNICARE, INC.

                                          By:   /s/ DAVID W. FROESEL, JR.
                                             -------------------------------
                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By:   /s/ DAVID W. FROESEL, JR.
                                             -------------------------------
                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                 EXHIBIT INDEX

(a)(1)(A)      Offer to Purchase dated August 8, 2002.*

(a)(1)(B)      Letter of Transmittal.*

(a)(1)(C)      Notice of Guaranteed Delivery.*

(a)(1)(D)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.*

(a)(1)(E)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.*

(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.*

(a)(1)(G)      Summary Advertisement, published August 8, 2002.*

(a)(1)(H)      Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)      Complaint filed in the Chancery Court, New Castle County, Delaware on
               August 1, 2002.*

(a)(1)(J)      Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(K)      First Amended Complaint filed in the Chancery Court, New Castle County,
               Delaware on August 12, 2002.*

(a)(1)(L)      Press Release issued by Omnicare, Inc. on August 20, 2002.*

(a)(1)(M)      First Amended Complaint filed in the United States District Court for the
               Northern District of Ohio on August 21, 2002.*

(a)(1)(N)      Press Release issued by Omnicare, Inc. on August 26, 2002.*

(a)(1)(O)      Press Release issued by Omnicare, Inc. on September 6, 2002.*

(a)(1)(P)      Selected material from a presentation of Omnicare, Inc. at the Bear Stearns
               15th Annual Healthcare Conference on September 17, 2002 at The Waldorf
               Astoria, New York, New York.*

(a)(1)(Q)      Press Release issued by Omnicare, Inc. on September 20, 2002.*

(a)(1)(R)      Motion for Summary Judgment as to Count I of the First Amended Complaint
               filed in the Chancery Court, New Castle County, Delaware on September 30,
               2002.*

(a)(1)(S)      Motion to Dismiss the First Amended Complaint filed in the United States
               District Court for the Northern District of Ohio on September 13, 2002.*

(a)(1)(T)      Opposition to Omnicare's Motion to Dismiss and Motion for Preliminary
               Injunction filed in the United States District Court for the Northern
               District of Ohio on September 30, 2002.*

(a)(1)(U)      Press Release issued by Omnicare, Inc. on October 4, 2002.*

(a)(1)(V)      Defendant's Motion to Dismiss the Second Amended Complaint filed in the
               Chancery Court, New Castle County, Delaware on October 3, 2002.*

(a)(1)(W)      Omnicare's Reply Memorandum of Law in Further Support of the Motion to
               Dismiss the First Amended Complaint filed in the United States District
               Court for the Northern District of Ohio on October 15, 2002.*

(a)(1)(X)      Second Amended Complaint filed in the Chancery Court, New Castle County,
               Delaware on October 16, 2002.*

(a)(1)(Y)     Plaintiff's Memorandum of Law in Opposition to the NCS
              Defendants' Motion to Dismiss Omnicare's Second Amended
              Complaint filed in the Chancery Court, New Castle County,
              Delaware on October 17, 2002.*

(a)(1)(Z)     Omnicare's Memorandum of Law in Opposition to Plaintiff's
              Motion for Preliminary Injunction filed in the United States
              District Court for the Northern District of Ohio on October
              17, 2002.*

(a)(1)(AA)    The NCS Defendants' Memorandum of Law in Opposition to
              Omnicare's and the Class Plaintiffs' Motion for Summary
              Judgment filed in the Chancery Court, New Castle County,
              Delaware on October 17, 2002.*

(a)(1)(BB)    Defendant Jon H. Outcalt's Brief in Opposition to Omnicare's
              Motion for Summary Judgment on Count I of the First Amended
              Complaint filed in the Chancery Court, New Castle County,
              Delaware on October 17, 2002.*

(a)(1)(CC)    Defendant Kevin B. Shaw's Memorandum of Law in Opposition to
              Omnicare's Motion for Summary Judgment on Count I of the
              Second Amended Complaint filed in the Chancery Court, New
              Castle County, Delaware on October 17, 2002.*

(a)(1)(DD)    Brief of Defendants Genesis Health Ventures, Inc. and Geneva
              Sub, Inc. in Opposition to Omnicare's and the Class
              Plaintiffs' Motions for Summary Judgment on Count I of their
              Complaints filed in the Chancery Court, New Castle County,
              Delaware on October 17, 2002.*

(a)(1)(EE)    Press Release issued by Omnicare, Inc. on October 22, 2002.*

(a)(1)(FF)    Reply Memorandum of Law in Further Support of Omnicare's
              Motion for Summary Judgment as to Count I of the Second
              Amended Complaint filed in the Chancery Court, New Castle
              County, Delaware on October 22, 2002.*

(a)(1)(GG)    The NCS Defendants' Reply Memorandum of Law in Support of
              Their Motion to Dismiss Omnicare's Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on
              October 22, 2002.*

(a)(1)(HH)    Reply Brief of Defendants Genesis Health Ventures, Inc. and
              Geneva Sub, Inc. in Support of Their Motion to Dismiss the
              Second Amended Complaint filed in the Chancery Court, New
              Castle County, Delaware on October 22, 2002.*

(a)(1)(II)    Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No.
              19800 (Del. Ch. October 25, 2002).*

(a)(1)(JJ)    Press Release issued by Omnicare, Inc. on October 28, 2002.*

(a)(1)(KK)    Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No.
              19800 (Del. Ch. October 29, 2002).*

(a)(1)(LL)    Press Release issued by Omnicare, Inc. on October 30, 2002.*

(a)(1)(MM)    Excerpts from the Transcript of Omnicare's Third Quarter
              2002 Conference Call, dated October 31, 2002.*

(a)(1)(NN)    Press Release issued by Omnicare, Inc. on November 5, 2002.*

(a)(1)(OO) Selected material from a presentation of Omnicare, Inc. at the CIBC World Markets 13th Annual Health Care Conference on
              November 5, 2002 at The Plaza Hotel, New York, New York.*

(a)(1)(PP)    Press Release issued by Omnicare, Inc. on November 19,
              2002.*

(a)(1)(QQ) Brief filed by Omnicare, Inc. in the Supreme Court of the State of Delaware on November 14, 2002.*

(a)(1)(RR)    In Re NCS HealthCare, Inc., Shareholders Litigation,
              Consolidated C.A. No. 19786 (Del. Ch. November 22, 2002).*

(a)(1)(SS)    Press Release issued by Omnicare, Inc. on November 25,
              2002.*

(a)(1)(TT)    Answering Brief filed by Appellees NCS HealthCare, Inc.,
              Boake A. Sells and Richard L. Osborne in the Supreme Court of the State of Delaware on November 22, 2002.*

(a)(1)(UU)    Answering Brief filed by Appellees Jon H. Outcalt and Kevin
              B. Shaw in the Supreme Court of the State of Delaware on November 22, 2002.*

(a)(1)(VV)    Answering Brief filed by Appellees Genesis Health Ventures,
              Inc. and Geneva Sub, Inc. in the Supreme Court of the State of Delaware on November 22, 2002.*

(a)(1)(WW)    Press Release issued by Omnicare, Inc. on December 4, 2002.*

(a)(1)(XX) Order of the Supreme Court of the State of Delaware, issued on December 3, 2002.*

(a)(1)(YY) Order of the Supreme Court of the State of Delaware, issued on December 4, 2002.*

(a)(1)(ZZ)    Press Release issued by Omnicare, Inc. on December 5, 2002.*

(a)(1)(AAA) Order of the Supreme Court of the State of Delaware, issued on December 10, 2002.*

(a)(1)(BBB)   Press Release issued by Omnicare, Inc. on December 11,
              2002.*

(a)(1)(CCC)   Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No.
              19786 (Del. Ch. December 11, 2002).*

(a)(1)(DDD)   Press Release issued by Omnicare, Inc. on December 12,
              2002.*

(a)(1)(EEE)   Rules and Procedures for Submission of Proposals for NCS
              HealthCare, Inc., dated December 13, 2002.*

(a)(1)(FFF)   Press Release issued by Omnicare, Inc. on December 16,
              2002.*

(a)(1)(GGG)   Press Release issued by Omnicare, Inc. on December 18,
              2002.*

(a)(1)(HHH)   Supplement to the Offer to Purchase dated December 23, 2002.

(a)(1)(III)   Revised Letter of Transmittal.

(a)(1)(JJJ)   Revised Notice of Guaranteed Delivery.

(a)(1)(KKK)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

(a)(1)(LLL)   Revised Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(MMM)   Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

(a)(1)(NNN)   Press Release issued by Omnicare, Inc. on December 23, 2002.

(a)(5)(A)     Form of Agreement and Plan of Merger proposed by Omnicare,
              Inc.*

(a)(5)(B)     Agreement and Plan of Merger executed by Omnicare, Inc.*

(a)(5)(C) Agreement and Plan of Merger executed and delivered by Omnicare, Inc. on December 12, 2002.*

(a)(5)(D)     Termination and Settlement Agreement, dated December 15,
              2002, between Omnicare, Inc., Genesis Health Ventures, Inc.
              and Geneva Sub, Inc.*

(b)(1)        Three-year, $495.0 million Credit Agreement, dated as of
              March 20, 2001, among Omnicare, Inc., as the Borrower, the
              Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
              Agent, Sun Trust Bank, as a Documentation Agent, Deutsche
              Banc Alex. Brown, as a Documentation Agent, and Bank One,
              NA, with its main office in Chicago, Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
              99.3 of Omnicare's Current Report on Form 8-K filed with the
              Securities and Exchange Commission on March 23, 2001).

(c)           None.

(d)(1)        Confidentiality Agreement, dated August 29, 2001, between
              Omnicare, Inc. and NCS HealthCare, Inc.*

(d)(2) Agreement and Plan of Merger, dated December 17, 2002, between Omnicare, Inc., NCS Acquisition Corp. and NCS
              HealthCare, Inc.*

(e)           None.

(f)           None.

(g)           None.

(h)           None.

---------

* Previously filed.